

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2024

Klaus Paulini, PhD
President and Chief Executive Officer
Aeterna Zentaris Inc.
315 Sigma Drive
Summerville, SC 29486

   Re: Aeterna Zentaris Inc.
    Registration Statement on Form F-1
    Filed February 15, 2024
    File No. 333-277115

Dear Klaus Paulini:

  We have conducted a limited review of your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1, filed February 15, 2024

Information Concerning Ceapro
Executive Compensation Statement, page 113

1. Please revise your registration statement to include executive compensation disclosure for the fiscal year ended December 31, 2023. In addition to the updated disclosures for Ceapro, Inc., your registration statement should also include updated executive compensation disclosure for the Company. Refer to Part I, Item 4.a of Form F-1 and Part I, Item 6.B of Form 20-F.

Documents Incorporated by Reference, page 159

2. It appears that you are not eligible to incorporate by reference into your Form F-1, given that you have not filed your annual report for your most recently completed fiscal year. Please revise your registration statement to provide all disclosure required by Form F-1. Refer to General Instruction VI.C to Form F-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson at 202-551-8013 or Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott Saks, Esq.